SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

COGENT, INC.

(Name of Subject Company)

COGENT, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19239Y108 (Common Stock)

(CUSIP Number of Class of Securities)

Ming Hsieh

President and Chief Executive Officer

639 North Rosemead Blvd.

Pasadena, California 91107

(626) 325-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Scott M. Stanton, Esq.

J. Nathan Jensen, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive

San Diego, California 92130

(858) 720-5100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cogent, Inc. (the “Company” or “Cogent”) initially filed on September 10, 2010 (the “Statement”). The Statement relates to the tender offer by Ventura Acquisition Corporation, a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“3M”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on September 10, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.001 per share, at a purchase price of $10.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and
(a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background of Filing Person

Item 2 is hereby amended and supplemented as follows:

The third paragraph in the subsection entitled “Tender Offer” is hereby replaced with the following paragraph:

“The Merger Agreement governs the contractual rights among Cogent, 3M and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule to provide Stockholders with information regarding the terms of the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Cogent in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Cogent, 3M and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Cogent, 3M or Purchaser. In addition, the representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from those generally applicable to Stockholders.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented as follows:

The first paragraph of Item 3 is hereby replaced with the following paragraph:

“Except as otherwise described in this Statement, including in the Information Statement of Cogent attached hereto as Annex I, which is incorporated herein by reference (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between Cogent or its affiliates and (i) Cogent’s executive officers, directors or affiliates or (ii) Purchaser, 3M or their respective executive officers, directors or affiliates.”

The second sentence of the last paragraph on page 3 is hereby replaced with the following sentence:

“Each RSU outstanding immediately prior to the Acceptance Time and held by (i) Cogent’s non-executive directors and (ii) Paul Kim, Cogent’s Chief Financial Officer, will fully vest and be settled for one Share immediately prior to the Acceptance Time pursuant to the terms of the respective RSU awards.”

The following sentence is hereby added to the end of the second full paragraph on page 4:

“3M entered into the Retention Agreements in order to ensure continuity in operation of Cogent’s business following the completion of transactions contemplated by the Merger Agreement.”

The following paragraph is hereby added following the second full paragraph on page 5:

“In addition, on August 29, 2010, Jian Xie, Cogent’s Vice President, System Integration, Bruno Lassus, Cogent’s Vice President, Commercial Systems, Mary Jane Abalos, Cogent’s Vice President of Planning and Finance Operations, and Ankuo Wang, Cogent’s General Manager – China, entered into retention agreements with 3M and Cogent containing terms substantially similar to the terms of the Retention Agreements executed by Messrs. Jasinski and Hollowich.”

The second sentence of the last paragraph on page 5 is hereby replaced with the following sentence:

“Thus, all Cogent employees, including all executive officers, who become employed by 3M by virtue of the Merger (the “Transferred Employees”) will enter into the Form Employment Agreement, effective as of the Effective Time.”

The following new subsection is hereby added following the third full paragraph on page 7:

“Summary of Aggregate Proceeds that May be Received by Cogent’s Directors and Executive Officers

The table below sets forth information regarding the aggregate proceeds that may be received by each of Cogent’s directors and executive officers in connection with the Offer and the Merger. Such amounts are described in further detail above under “Consideration Payable Pursuant to the Offer,” “Effect of the Offer and the Merger Agreement on Options and Restricted Stock Units,” “Management Retention Agreements and Employment Agreements with 3M” and “Employment Agreements between Cogent and its Executive Officers.”

Name	Aggregate Proceeds ($)
Ming Hsieh	361,037,633	(1)
Paul Kim	1,372,000	(2)
Michael Hollowich	819,271	(3)
James Jasinski	1,929,875	(4)
John C. Bolger	88,700	(5)
John C. Stenbit	328,700	(6)
Kenneth R. Thornton	381,200	(7)

(1)	Consists of (i) $360,884,663 payable upon the tender of Shares held by Mr. Hsieh and his affiliates pursuant to the Offer and (ii) $153,000 payable as a retention bonus pursuant to Mr. Hsieh’s Retention Agreement (assuming the conditions to Mr. Hsieh’s receipt of such retention bonus are satisfied).
(2)	Consists of (i) $945,000 payable in connection with RSUs held by Mr. Kim, (ii) $153,000 payable as a retention bonus pursuant to Mr. Kim’s Retention Agreement (assuming the conditions to Mr. Kim’s receipt of such retention bonus are satisfied) and (iii) $274,000 payable to Mr. Kim pursuant to the terms of the Kim Employment Agreement (assuming the conditions to Mr. Kim’s receipt of such amount are satisfied).
(3)	Consists of (i) $356,521 payable in connection with options to purchase Shares held by Mr. Hollowich, (ii) $246,750 payable in connection with RSUs held by Mr. Hollowich, and (iii) $216,000 payable as a retention bonus pursuant to Mr. Hollowich’s Retention Agreement (assuming the conditions to Mr. Hollowich’s receipt of such retention bonus are satisfied).
(4)	Consists of (i) $1,349,000 payable in connection with options to purchase Shares held by Mr. Jasinski, (ii) $364,875 payable in connection with RSUs held by Mr. Jasinski, and (iii) $216,000 payable as a retention bonus pursuant to Mr. Jasinski’s Retention Agreement (assuming the conditions to Mr. Jasinski’s receipt of such retention bonus are satisfied).
(5)	Consists of (i) $4,700 payable in connection with options to purchase Shares held by Mr. Bolger, and (ii) $84,000 payable in connection with RSUs held by Mr. Bolger.
(6)	Consists of (i) $244,700 payable in connection with options to purchase Shares held by Mr. Stenbit, and (ii) $84,000 payable in connection with RSUs held by Mr. Stenbit.
(7)	Consists of (i) $244,700 payable in connection with options to purchase Shares held by Mr. Thornton, (ii) $84,000 payable in connection with RSUs held by Mr. Thornton, and (iii) $52,500 payable upon the tender of Shares held by Mr. Thornton pursuant to the Offer.”

The last sentence of the last paragraph on page 7 is hereby replaced with the following sentence:

“For the full terms of the Voting and Tender Agreement, please see Exhibit (e)(2) hereto.”

The last sentence of the first full paragraph on page 8 is hereby replaced with the following sentence:

“For the full terms of the Merger Agreement, please see Exhibit (e)(1) hereto.”

The second full paragraph on page 8 is hereby removed in its entirety.

The last sentence of the third full paragraph on page 8 is hereby replaced with the following sentence:

“For the full terms of the Non-Disclosure Agreement, as amended, please see Exhibit (e)(3) hereto.”

Item 4. The Solicitation or Recommendation

Item 4(b) – “Background” is hereby amended and supplemented as follows:

The third sentence of the third paragraph on page 9 is hereby replaced with the following sentences:

“In the course of that process, Credit Suisse consulted with our senior management to formulate a list of likely partners with the financial resources and strategic rationale to support a transaction with Cogent. After considering the input of our senior management, Credit Suisse approached two potential financial parties and twenty-five potential strategic parties, including 3M.”

The first sentence of the first paragraph on page 10 is hereby replaced with the following sentence:

“In mid-July 2009, a third party approached Company D on our behalf and arranged for Mr. Hsieh and James Jasinski, our Executive Vice President, Federal and State Systems, to meet with representatives of Company D to discuss a potential strategic transaction.”

The following sentence is hereby added to the end of the first paragraph on page 10:

“Following the meeting, the representatives of Company D that Messrs. Hsieh and Jasinski met with did not express an interest in further discussions with Cogent.”

The first two sentences of the fourth paragraph on page 10 are hereby replaced with the following sentences:

“In November 2009, representatives of Goldman Sachs, & Co. (“Goldman Sachs”) spoke with our senior management and offered to contact, on Cogent’s behalf, high-level representatives of Company D to explore a possible strategic transaction with Cogent. As a result of the contact initiated by Goldman Sachs, in mid-December 2009, Mr. Hsieh met with representatives of Company D to further discuss a potential strategic transaction between Cogent and Company D.”

The second sentence of the last paragraph on page 13 is hereby replaced with the following sentence:

“Members of our senior management and representatives of Credit Suisse and Morrison also attended the meeting.”

The seventh sentence of the second full paragraph on page 14 is hereby replaced with the following sentence:

“Our Board further discussed the execution risks relating to each of Company D’s and 3M’s proposals, including the potential antitrust and other regulatory approval issues that could affect the timing and certainty of closing a transaction with either 3M or Company D.”

The ninth sentence of the second full paragraph on page 14 is hereby replaced with the following sentence:

“Our Board also instructed representatives of Goldman Sachs to inform Company D that it was critical that they shorten the time required to complete their diligence and to address antitrust and other regulatory approval issues that could affect the ability of Company D to complete a transaction.”

The fifth full paragraph on page 15 is hereby replaced with the following sentence:

“Also during the week of August 23, 2010, representatives of Goldman Sachs had additional discussions with Company D, and representatives of Morrison had discussions with Company D’s legal counsel regarding potential antitrust and other regulatory approval issues that could affect the timing and certainty of closing a transaction with Company D.”

The fourth sentence of the eighth full paragraph on page 15 is hereby replaced with the following sentence:

“Our Board further considered and discussed the execution risks and potential antitrust and other regulatory approval issues that could affect the timing and certainty of closing a transaction with Company D.”

The last full paragraph on page 15 is hereby replaced with the following paragraphs:

“On August 24, 2010, 3M provided to eight key employees of Cogent forms of retention agreements, which contained proposed terms regarding the amount of retention payments, non-competition restrictions and provisions related to the ownership of intellectual property used by Cogent.

On August 25, 2010, certain of the key employees who were being represented by Morrison provided their comments to the form retention agreements, which included narrowing the scope of the non-competition restrictions, removing representations and warranties relating to Cogent’s intellectual property rights and increasing the amount of the proposed retention payments.

From August 25 to 29, 2010, representatives of 3M held discussions with Morrison and certain of the key employees with respect to the proposed terms of the retention agreements. These discussions addressed the non-competition restrictions, intellectual property provisions and the amounts of the retention payments (and in certain cases, performance targets that would need to be achieved in order to receive certain payments). By August 29, 2010, 3M and each of the eight key employees had agreed to the terms of the retention agreements. See ‘Item 3 – Past Contacts, Transactions, Negotiations and Agreements’ for a discussion of such retention agreements.”

The fifth sentence of the third paragraph on page 16 is hereby replaced with the following sentence:

“Our Board further considered and discussed the execution risks of any potential transaction with Company D, including potential antitrust and other regulatory approval issues that could affect the timing and certainty of closing a transaction with Company D.”

Item 4(c) – “Reasons for Recommendation” is hereby amended and supplemented as follows:

The fourth and fifth sentences of the paragraph under the subsection entitled “Available Alternatives; Results of Discussions with Third Parties” are hereby replaced with the following sentences:

“Our Board of Directors considered the indication of interest in an acquisition of Cogent expressed by Company D, including the investigation and diligence Company D had completed and the execution, business and antitrust and other regulatory approval risks of any transaction with Company D, which risks the Board deemed substantial. The Board also considered the fact that Company D had been expressing an interest in pursuing a strategic transaction for over a year, but had not completed an in-depth diligence investigation of Cogent, delivered a definitive proposal or addressed sufficiently the antitrust and other regulatory approval risks relating to a strategic transaction between Company D and Cogent, despite time and notice of the need for action.”

The second sentence of the paragraph under the subsection entitled “Financial Market Conditions; Historical Trading Prices” is hereby replaced with the following sentence:

“Our Board of Directors considered historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 18% over the closing price per share of the Shares on August 27, 2010, the last full trading day prior to the meeting of our Board of Directors to consider and approve the Merger Agreement, and the fact that the Offer represents a premium of approximately 50% over the approximate $3.20 enterprise value per share of the Shares on such date (based on approximately 89.8 million fully diluted Shares outstanding).”

The first sentence of the paragraph under the subsection entitled “Termination Fee” is hereby replaced with the following sentence:

“The termination fee of $28.3 million (approximately 3.0% of Cogent’s equity value and approximately 6.6% of Cogent’s enterprise value, based on the Offer Price) that could become payable pursuant to the Merger Agreement under certain circumstances, including if Cogent terminates the Merger Agreement to accept a Superior Proposal or if 3M terminates the Merger Agreement because Cogent’s Board of Directors changes its recommendation with respect to the Offer or the Merger.”

The following sentence is hereby added to the end of the first paragraph under the subsection entitled “Voting and Tender Agreement”:

“Our Board also considered whether the terms of the Voting and Tender Agreement, including the option to acquire Shares described above, could limit our Board’s ability to consider, recommend or accept a competing bid and create a barrier to potential competing offers and concluded that it did not.”

The following paragraph is hereby added as the penultimate paragraph of Item 4(c):

“Our Board of Directors determined that the factors described above under “Cogent’s Operating and Financial Condition; Prospects of Cogent,” “Available Alternatives; Results of Discussions with Third Parties,” “Financial Market Conditions; Historical Trading Prices,” “Opinion of Cogent’s Financial Advisor,” “Cash Consideration; Certainty of Value,” and “Terms of the Merger Agreement” are reasons in support of the Board’s decision to recommend that all Stockholders accept the Offer and tender their Shares pursuant to the Offer. Our Board considered the other factors described above as neutral or negative and concluded that the reasons for recommending that all Stockholders accept the Offer and tender their Shares pursuant to the Offer outweighed the neutral and negative factors.”

Item 4(e) – “Opinion of Cogent’s Financial Advisor” is hereby amended and supplemented as follows:

The second bullet point on page 20 is hereby replaced with the following bullet point:

“reviewed certain other information relating to the Company, including the projected financial information that was provided by the Company’s management (described on pages 29 – 30);”

The third paragraph under “Selected Public Company Analysis” is hereby replaced with the following:

“Credit Suisse reviewed, among other things, multiples of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and of net operating profit after tax (“NOPAT”) for the Company and the other selected companies using closing stock prices as of August 27, 2010 (and February 26, 2010 for L-1 Identity Solutions, the day before L-1 Identity Solutions announced that it had hired advisors to explore strategic alternatives), and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. The EBITDA multiples and NOPAT multiples based on such publicly available research analyst estimates for the Company and the other selected companies for calendar years (“CY”) 2010 and 2011 are set forth below.

Selected Companies’ Multiples

	EBITDA		NOPAT
	CY2010	CY2011	CY2010	CY2011
Cogent	5.6x	4.6x	10.3x	7.6x
Homeland Security
NICE-Systems Ltd.	8.1x	7.1x	12.9x	10.8x
Verint Systems Inc.	9.6x	9.0x	13.2x	11.9x
L-1 Identity Solutions, Inc.	13.6x	11.8x	40.4x	30.7x
American Science & Engineering, Inc.	7.6x	7.5x	12.9x	12.6x
Analogic Corporation	8.6x	NA	22.3x	NA
OSI Systems, Inc.	8.5x	7.4x	18.3x	14.6x
Median	8.5x	7.5x	15.8x	12.6x
Mean	9.3x	8.6x	20.0x	16.1x
Network Management
Compuware Corporation	6.8x	6.7x	13.9x	13.2x
Quest Software, Inc.	7.9x	7.4x	12.9x	11.9x
Progress Software Corporation	6.1x	5.3x	9.8x	8.1x
NetScout Systems, Inc.	7.7x	7.0x	14.1x	12.3x
OPNET Technologies, Inc.	11.8x	7.5x	23.1x	15.3x
Median	7.7x	7.0x	13.9x	12.3x
Mean	8.1x	6.8x	14.8x	12.2x
Total
Median*	8.1x	7.4x	13.9x	12.4x
Mean*	8.7x	7.7x	17.6x	14.1x

*	Excludes Cogent.

Credit Suisse then calculated the implied per share equity reference range using the following range of multiplies:

Multiple	Selected Multiple Range
CY 2010E EBITDA	5.5x – 7.5x
CY 2011E EBITDA	4.5x – 7.0x
CY 2010E NOPAT	10.0x – 13.5x
CY 2011E NOPAT	7.5x – 11.5x”

The table following the first paragraph under “Selected Transaction Analysis” is hereby replaced with the following table:

“ Announcement Date	Target	Acquiror	($ in millions) Aggregate Value
Homeland Security
01/19/10	Ahura Scientific Inc.	Thermo Fisher Scientific Inc.	$145
06/04/09	Axsys Technologies, Inc.	General Dynamics Corporation	$613
04/24/09	General Electric Company (81% interest in GE Homeland Protection)	Safran SA	$716
03/24/08	Digimarc Corporation	L-1 Identity Solutions, Inc.	$310
01/07/08	Bioscrypt Inc.	L-1 Identity Solutions, Inc.	$41
02/20/07	Public Safety Equipment (Intl) Ltd.	Diamond Castle Holdings LLC	$300
02/12/07	Witness Systems, Inc.	Verint Systems Inc.	$922
01/15/07	Smiths Aerospace	General Electric Company	$4,812
01/30/06	Intrado Inc.	West Corporation	$481
01/12/06	Identix Incorporated	Viisage Technology, Inc.	$743
12/19/05	First Technology plc	Honeywell International Inc.	$710
03/15/04	InVision Technologies, Inc.	General Electric Company	$840
10/01/02	Heimann Systems GmbH	Smiths Group plc	$369
09/18/02	Wescam Incorporated	L-3 Communications Holdings, Inc.	$131
09/16/02	Ion Track, Inc.	General Electric Company	$200
01/03/02	PerkinElmer Inc.’s Detection Systems Business	L-3 Communications Holdings, Inc.	$100
08/28/00	Printrak International Inc.	Motorola, Inc.	$143
Network Management
06/02/10	SonicWALL, Inc.	Thoma Bravo, LLC	$504
05/20/10	VeriSign, Inc. (auth. service)	Symantec Corporation	$1,280
05/17/10	Double-Take Software, Inc.	Vision Solutions, Inc.	$154
11/05/09	i2 Technologies, Inc.	JDA Software Group, Inc.	$371
07/28/09	SPSS Inc.	International Business Machines Corporation	$986

“ Announcement Date	Target	Acquiror	($ in millions) Aggregate Value
07/10/09	Entrust, Inc.	Thoma Bravo, LLC	$90
08/06/08	Parascript, LLC	Authentidate Holding Corp.	$50
07/28/08	Utimaco Safeware AG	Sophos Plc	$289
02/14/08	Macrovision Corporation’s Software Business Unit	Thoma Cressey Bravo Inc.	$200
07/16/07	DataMirror Corporation	International Business Machines Corporation	$149
07/25/06	WatchGuard Technologies, Inc.	Francisco Partners	$83
12/02/05	Visual Networks, Inc.	Fluke Electronics Corporation	$78
10/03/05	BindView Development Corporation	Symantec Corporation	$178

The first paragraph on page 24 is hereby replaced with the following:

“Credit Suisse reviewed, among other things, the enterprise value to last twelve month (“LTM”) revenue multiples and LTM EBITDA multiples implied by the selected transactions for each of the target companies involved in the selected transactions, to the extent publicly available and based on publicly available financial information with respect to those target companies. The enterprise value for each of the target companies was based on the equity value of those target companies implied by the applicable transaction. With respect to the Homeland Security selected transactions, the median and mean of the enterprise value to LTM revenue multiples was 2.4x and 2.9x , respectively, and the median and mean of the enterprise value to LTM EBITDA multiples was 13.4x and 13.9x, respectively. With respect to the Network Management selected transactions, the median and mean of the enterprise value to LTM revenue multiples for each of the selected transactions was 2.3x and 2.2x, respectively, and the median and mean of the enterprise value to LTM EBITDA multiples was 12.4x and 12.0x, respectively. With respect to the selected transactions as a whole, the median and mean of the enterprise value to LTM revenue multiples was 2.3x and 2.6x, respectively, and the median and mean of the enterprise value to LTM EBITDA multiples was 12.7x and 13.1x, respectively. Credit Suisse then applied a range of selected LTM revenue multiples of 2.0x to 3.0x and LTM EBITDA multiples of 10.0x to 13.5x derived from the selected transactions to the Company’s LTM revenue and EBITDA (as of June 30, 2010). This analysis indicated the following implied per share equity reference range for the Company, as compared to the Per Share Consideration to be received by the Stockholders in the Transaction:”

The first paragraph under “Discounted Cash Flow Analysis” is hereby replaced with the following:

“Credit Suisse performed a discounted cash flow analysis to calculate the estimated net present value of the unlevered after-tax free cash flows that the Company was forecasted to generate from fiscal year 2010 through fiscal year 2015 (with fiscal year 2016 constituting the terminal year), using the projected financial information that was provided by the Company’s management (described on pages 29 – 30). For purposes of its analysis, Credit Suisse defined “unlevered after-tax free cash flow,” or “UFCF,” as earnings before interest expense/income and income taxes, less income taxes, less share-based compensation expense (tax adjusted), plus depreciation and amortization, less increases in net working capital, and less capital expenditure. Based on the foregoing, Credit Suisse used the following projections of UFCF for purposes of its discounted cash flow analysis:

Fiscal Year	Projected UFCF
2010	$28.7 million
2011	$26.9 million
2012	$30.7 million
2013	$33.0 million
2014	$37.4 million
2015	$40.5 million

Credit Suisse calculated a range of estimated terminal values for the Company of $460.3 million to $627.6 million by applying a range of terminal EBITDA multiples of 5.5x to 7.5x. The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 11.0% to 15.0%. The range of terminal EBITDA multiples and the range of discount rates were selected by Credit Suisse based on Credit Suisse’s experience in the valuation of businesses and securities and Credit Suisse’s familiarity with the Company and its business.”

The second sentence of the last paragraph on page 24 is hereby replaced with the following sentence:

“Credit Suisse and its affiliates have in the past provided and in the future may provide investment banking and other financial services to 3M and its affiliates.”

Item 8. Additional Information

Item 8 is hereby amended and supplemented as follows:

The first sentence of the third paragraph under the subsection entitled “Prospective Financial Information” is hereby replaced with the following sentence:

“The prospective financial information was not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”).”

The penultimate sentence of the fourth paragraph under the subsection entitled “Prospective Financial Information” is hereby replaced with the following sentence:

“None of 3M, Purchaser or any of their financial advisors or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the prospective information described below.”

The following paragraph is added following the first full paragraph on page 30:

“Certain of the prospective financial information set forth herein, including non-GAAP total gross profit, total operating expenses, EBIT and EBITDA, may be considered non-GAAP financial measures. Cogent provided this information to potential acquirors because Cogent believed it could be useful in evaluating, on a prospective basis, Cogent’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Cogent may not be comparable to similarly titled amounts used by other companies.”

The table on page 30 is hereby replaced with the following table and footnotes:

“	2010*	2011*	2012*	2013*	2014*	2015*
	FY	FY	FY	FY	FY	FY
	(amounts in thousands)
Total Revenue (GAAP)	$140,005	$166,458	$182,544	$203,917	$227,419	$248,272
Total Gross Profit (non-GAAP)	$92,797	$94,787	$106,351	$116,299	$130,609	$143,553
Total Operating Expenses (non-GAAP)	$41,854	$46,140	$51,028	$56,611	$62,992	$70,294
EBIT (non-GAAP)	$50,942	$48,647	$55,323	$59,688	$67,617	$73,259
EBITDA (non-GAAP)	$53,942	$51,722	$58,475	$62,919	$70,928	$76,654
GAAP TO NON-GAAP RECONCILIATION
Total Gross Profit
Total Gross Profit (GAAP)	$91,594	$93,357	$104,783	$114,548	$128,656	$141,421
Share-Based Compensation Expense(1)	$1,203	$1,430	$1,568	$1,751	$1,953	$2,132

Total Gross Profit (non-GAAP)	$92,797	$94,787	$106,351	$116,299	$130,609	$143,553

Total Operating Expenses
Total Operating Expenses (GAAP)	$44,517	$49,305	$54,499	$60,488	$67,317	$75,015
Share-Based Compensation Expense(2)	$(2,663)	$(3,165)	$(3,471)	$(3,877)	$(4,325)	$(4,721)

Total Operating Expenses (non-GAAP)	$41,854	$46,140	$51,028	$56,611	$62,992	$70,294

EBIT and EBITDA
Net Income (GAAP)	$33,527	$33,060	$37,268	$40,018	$44,951	$48,584
Income Tax (GAAP)(3)	$21,435	$21,137	$23,827	$25,586	$28,739	$31,062
Interest Income(4)	$(7,884)	$(10,145)	$(10,811)	$(11,545)	$(12,352)	$(13,240)
Total Share-Based Compensation Expense(5)	$3,864	$4,595	$5,039	$5,629	$6,279	$6,853

EBIT (non-GAAP)	$50,942	$48,647	$55,323	$59,688	$67,617	$73,259

Depreciation and Amortization Expense	$3,000	$3,075	$3,152	$3,231	$3,311	$3,395

EBITDA (non-GAAP)	$53,942	$51,722	$58,475	$62,919	$70,928	$76,654

*	The prospective information includes certain assumptions about new revenue opportunities that Cogent had separately identified to 3M.

(1)	Assumes share-based compensation expense allocated to cost of product revenues and cost of maintenance and services revenues equal to 31.1% of total share-based compensation expense for all periods.
(2)	Assumes share-based compensation expense allocated to research and development, selling and marketing and general and administrative equal to 68.9% of total share-based compensation expense for all periods.
(3)	Assumes a tax rate of 39% for all periods.
(4)	Assumes an interest income rate of 1.4% for FY 2010 and an interest income rate of 1.8% for all other periods.
(5)	Assumes share-based compensation expense of 2.8% of total revenue for all periods.”

The last sentence of the paragraph under the subsection entitled “Forward-Looking Statements” is hereby replaced with the following sentence:

“Cogent assumes no obligation and does not intend to update these forward-looking statements, except that Cogent will amend this Schedule and promptly disseminate revised information in the event that the existing disclosure materially changes.”

Item 9. Exhibits

Item 9 is hereby amended and supplemented as follows:

The description of Exhibit Number (e)(2) is hereby replaced with the following:

“Voting and Tender Agreement, dated August 29, 2010, by and among 3M Company, Ventura Acquisition Corporation and certain stockholders of Cogent, Inc. (incorporated by reference to Exhibit 10.1 to Cogent, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on September 3, 2010)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2010

By:	/s/ MING HSIEH
Name:	Ming Hsieh
Title:	President and Chief Executive Officer